SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

CIMATRON LIMITED
(Translation of Registrant’s name into English)

11 Gush Etzion Street, Givat Shmuel, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED By: /s/ Ilan Erez —————————————— Ilan Erez Chief Financial Officer

        Dated: May 26, 2009

FOR IMMEDIATE RELEASE

Cimatron Reports Financial Results
for the First Quarter of 2009

Givat Shmuel, Israel, – May 26, 2009 – Cimatron Limited (NASDAQ: CIMT), a leading provider of integrated CAD/CAM solutions for the toolmaking and manufacturing industries, today announced financial results for the first quarter of 2009.

The following provides details on Cimatron’s GAAP and non-GAAP figures in the first quarter of 2009:

There is no difference between GAAP and non-GAAP revenues in 2009. Revenues on a non-GAAP basis in 2008 excluded the effect of business combination accounting rules on the acquired deferred maintenance revenue balance of Gibbs System Inc. that was merged into Cimatron in early 2008. Expenses on a non-GAAP basis in 2009 and 2008 exclude the non-cash amortization of acquired intangible assets of Microsystem and Gibbs, and the effect of deferred taxes.

GAAP:

Revenues for the first quarter of 2009 were $7.8 million, compared to $10.0 million recorded in the first quarter of 2008.

Gross Income for the first quarter of 2009 was $6.3 million as compared to $8.0 million in the same period in 2008. Gross margin in the first quarter of 2009 was 81% of revenues, compared to gross margin of 80% in the first quarter of 2008.

Operating loss in the first quarter of 2009 was $(512) thousand, compared to an operating loss of $(218) thousand in the first quarter of 2008.

Net Loss for the first quarter of 2009 was $(563) thousand, or $(0.06) per diluted share, compared to net loss of $(298) thousand, or $(0.03) per diluted share recorded in the same quarter of 2008.

Non-GAAP:

Revenues on a non-GAAP basis for the first quarter of 2009 were $7.8 million, compared to $10.3 million recorded in the first quarter of 2008.

Gross Income on a non-GAAP basis for the first quarter of 2009 was $6.5 million as compared to $8.4 million in the same period in 2008. Gross margin in the first quarter of 2009 was 83% of revenues, compared to 82% in the first quarter of 2008.

Operating Loss on a non-GAAP basis in the first quarter of 2009 was $(265) thousand, compared to an operating income of $277 thousand in the first quarter of 2008.

Net loss on a non-GAAP basis for the first quarter of 2009 was $(407) thousand, or $(0.04) per diluted share, compared to a net income of $235 thousand, or $0.02 per diluted share recorded in the same quarter of 2008.

Commenting on the results, Danny Haran, President and Chief Executive Officer of Cimatron, said, “As our products address markets that have been affected by the current economic downturn, the first quarter of 2009 was very challenging, in line with our expectations. We are witnessing significant softness in all our markets, especially when it comes to closing new deals. Prospects and customers tend to delay purchasing decisions until they feel more confident with their own business. However, maintenance revenues continue to hold up well, and we are pleased that despite a significant decrease in revenues as compared to the parallel quarter in 2008, the effect on the bottom line is less significant, reflecting the steps we took to control expenses and preserve cash. As we cannot predict when the market will turn around, we will continue to closely monitor our expenses level. At the same time, we continue to invest in product development and marketing, activities we believe are essential for gaining market share, especially during difficult economic periods.” concluded Mr. Haran.

Conference Call

Cimatron’s management will host a conference call today, May 26th, 2009 at 9:00 EST, 16:00 Israel time. On the call, management will review and discuss the results, and will answer questions by investors.

To participate, please call one of the following teleconferencing numbers. Please begin placing your call at least 5 minutes before the conference call commences.

USA: +1-888-723-3164

International: +972-3-9180610

Israel: 03-9180610

For those unable to listen to the live call, a replay of the call will be available from the day after the call under the investor relations section of Cimatron’s website, at: www.cimatron.com

Reconciliation between results on a GAAP and Non-GAAP basis is provided in a table immediately following the Consolidated Statements of Operation (Non-GAAP basis). Non-GAAP financial measures consist of GAAP financial measures adjusted to include recognition of deferred revenues of acquired companies and to exclude amortization of acquired intangible assets and deferred income tax, as well as certain business combination accounting entries. The purpose of such adjustments is to give an indication of our performance exclusive of non-GAAP charges and other items that are considered by management to be outside our core operating results. Our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read in conjunction with our consolidated financial statements prepared in accordance with GAAP.

Our management regularly uses our supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions. We believe that these non-GAAP measures help investors to understand our current and future operating performance, especially as our two most recent acquisitions have resulted in amortization and non-cash items that have had a material impact on our GAAP profits. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Cimatron

With over 25 years of experience and more than 40,000 installations worldwide, Cimatron is a leading provider of integrated, CAD/CAM solutions for mold, tool and die makers, as well as manufacturers of discrete parts. Cimatron is committed to providing comprehensive, cost-effective solutions that streamline manufacturing cycles, enable collaboration with outside vendors, and ultimately shorten product delivery time.

The Cimatron product line includes the CimatronE and GibbsCAM brands with solutions for mold design, die design, electrodes design, 2.5 to 5 axes milling, wire EDM, turn, Mill-turn, rotary milling, multi-task machining, and tombstone machining. Cimatron’s subsidiaries and extensive distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide.

Cimatron is publicly traded on the NASDAQ exchange under the symbol CIMT. For more information, please visit the company web site at:  http://www.cimatron.com.

Safe Harbor Statement

This press release includes forward looking statements, within the meaning of the Private Securities Litigation Reform Act Of 1995, which are subject to risk and uncertainties that could cause actual results to differ materially from those anticipated. Such statements may relate to the company’s plans, objectives and expected financial and operating results. The words “may,” “could,” “would,” “will,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the company’s ability to control. The risks and uncertainties that may affect forward looking statements include, but are not limited to: currency fluctuations, global economic and political conditions, marketing demand for Cimatron products and services, long sales cycle, new product development, assimilating future acquisitions, maintaining relationships with customers and partners, and increased competition. For more details about the risks and uncertainties of the business, refer to the Company’s filings with the Securities and Exchanges Commission. The company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. Cimatron undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

Contact:
Ilan Erez, Chief Financial Officer	Yael Nevat,
Cimatron Ltd.	Commitment-IR.com
Tel.; 972-3-531-2121	Tel: 972-9-714 8866, +972-50-762-6215
E-mail: ilane@cimatron.com	E-mail: yael@commitment-IR.com

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(US Dollars in thousands, except for per share data)

	Three months ended
	March 31,
	2009	2008

Total revenue	7,843	10,006

Total cost of revenue	1,508	1,994

Gross profit	6,335	8,012

Research and development expenses, net	1,415	1,757

Selling, general and administrative expenses	5,432	6,473

Operating loss	(512)	(218)

Financial income (expenses), net.	(141)	(45)

Taxes on Income	81	(41)

Other	9	6

Net loss	$(563)	$(298)

Net loss per share - basic and diluted	$(0.06)	$(0.03)

Weighted average number of shares outstanding

Basic EPS (in thousands)	9,224	9,357

Diluted EPS (in thousands)	9,224	9,462

CIMATRON LIMITED
RECONCILIATION BETWEEN GAAP AND NON-GAAP INFORMATION
(US Dollars in thousands, except for per share data)

	Three months ended
	March 31,
	2009			2008
	GAAP	Adj.	NON-GAAP	GAAP	Adj.	NON-GAAP

Total revenue (1)	7,843		7,843	10,006	248	10,254

Total cost of revenue (2)	1,508	(147)	1,361	1,994	(147)	1,847

Gross profit	6,335	147	6,482	8,012	395	8,407

Research and development expenses, net	1,415		1,415	1,757	-	1,757

Selling, general and administrative expenses (2)	5,432	(100)	5,332	6,473	(100)	6,373

Operating income (loss)	(512)	247	(265)	(218)	495	277

Financial income (expenses), net.	(141)	-	(141)	(45)	-	(45)

Taxes on Income (3)	81	(91)	(10)	(41)	38	(3)

Other	9	-	9	6	-	6

Net income (loss)	$(563)	$156	$(407)	$(298)	$533	$235

Net income (loss) per share - basic and diluted	$(0.06)		$(0.04)	$(0.03)		$0.02

Weighted average number of shares outstanding

Basic EPS (in thousands)	9,224		9,224	9,357		9,357

Diluted EPS (in thousands)	9,224		9,224	9,462		9,462

(1)	Non-GAAP adjustment related to Gibbs’ assumed support contracts that were not recognized on a GAAP basis in fiscal 2008 or thereafter due to business combination accounting rules.

(2)	Non-GAAP adjustment to exclude non-cash amortization of acquired intangible assets.

(3)	Non-GAAP adjustment to exclude the effect of deferred taxes.

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(US Dollars in thousands)

	March 31,	December 31,
	2009	2008

ASSETS
CURRENT ASSETS:
Total cash, cash equivalents and short-term investments	$6,738	$5,727
Trade receivables	7,581	7,108
Other current assets	2,809	2,697

Total current assets	17,128	15,532

Deposits with insurance companies and severance pay fund	2,482	2,719

Net property and equipment	1,246	1,312

Total other assets	14,051	14,307

Total assets	$34,907	$33,870

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term bank credit	$1,370	$155
Trade payables	1,876	1,865
Accrued expenses and other liabilities	6,907	7,348
Deferred revenues	4,347	2,348

Total current liabilities	14,500	11,716

LONG-TERM LIABILITIES:
Accrued severance pay	3,622	3,933
Long-term loan	276	293
Deferred tax liability	1,638	1,729

Total long-term liabilities	5,536	5,955

Minority interest	(9)	(4)

Total shareholders' equity	14,880	16,203

Total liabilities and shareholders' equity	$34,907	$33,870